UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Release – IPSCO Receives Large Diameter Pipe Order	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 29, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Immediate Release

IPSCO RECEIVES LARGE DIAMETER PIPE ORDER

COMPANY REPORTS BUSY ORDER BOOK FOR PIPELINE STEEL

[Lisle, Illinois] [April 29, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it has received an order for 36” large diameter transmission line pipe for use in Enbridge Energy Partners, L.P.’s East Texas Expansion project. Spiral pipe production will commence in Regina immediately following completion of IPSCO’s current Grade X-80 large diameter pipe order for the Cheyenne Plains pipeline project. The Enbridge order of approximately 43,000 tons is expected to be complete by the end of the third quarter.

This order comes at a time when the Company is reporting solid business inclusive of plate and coil destined for large diameter line pipe. In addition to the steel for the Enbridge order, IPSCO has also received some 20,000 tons in orders for high strength specialty steel from other pipe makers for delivery over the next two quarters.

“This sophisticated value added business demonstrates IPSCO’s capabilities as a full supplier to the energy sector, “ said IPSCO President and CEO, David Sutherland. “Our proven track record in producing pipe for the North American energy market, combined with our experience in making complex speciality grade steel, further positions IPSCO as a North American leader in advanced line pipe development.”

IPSCO operates steel mills at three locations and pipe mills at six locations in Canada and the United States. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company’s tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals, for a combined annual capacity of 1,725,000 tons.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

Exhibit I

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

John Comrie

IPSCO

Tel. (630) 810-4730

Release #04-15

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